Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S-4 of our report dated March 25, 2010, except with respect to our opinion on the consolidated financial statements as it relates to changes resulting from the conversion from a limited liability company to a corporation as discussed in Note 1 and the guarantor subsidiaries condensed financial information as discussed in Note 16, as to which the date is August 5, 2010 relating to the financial statements of Express, Inc., which appears in such Registration Statement. We also consent to the references to us under the headings “Experts” “Summary Historical and Pro Forma Consolidated Financial and Operating Data,” “Selected Historical Consolidated Financial and Operating Data,” and “Change in Accountants,” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio

August 5, 2010